Henkel

A Brand like a Friend

RECEIVED
2004 MAY -7 P 2:46
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04024965

Abteilung / dept. Recht / Law Department
VJC - Corporate Matters
Telefon / phone (direct) (+49-211) 797 8959
Telefax / fax (direct) (+49-211) 798 2463
E-Mail thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message

PROCESSED
MAY 11 2004
THOMSON FINANCIAL

Datum
2004-05-05

SUPPL

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's press release: "Operating profit up at all business sectors – Henkel off to a good start".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,
Henkel KGaA

T. Kuehn H. Nicolas

5/11

Encl.

Thomas-Gerd Kuehn
05.05.2004 09:22
Entscheidung erforderlich ? ☐ ja

An: Christa Richardt-Straube/KGaA/HENKEL@Henkel KGaA
Kopie:
Thema: Press Release "Henkel off to a good start"

b SEC

Gruss,

TK

VJC Corporate Matters
Phone: +49-211-797-8959
Fax: +49-211-798-2463
E-Mail: Thomas-Gerd.Kuehn@henkel.com
----- Weitergeleitet von Thomas-Gerd Kuehn/KGaA/HENKEL am 05.05.2004 09:21 -----

VCmail
05.05.2004 04:23
Entscheidung erforderlich ? ☐ ja

An:
Kopie: (Blindkopie: Thomas-Gerd Kuehn/KGaA/HENKEL)
Thema: Press Release "Henkel off to a good start"

Information from Corporate Communications

Ladies and Gentlemen ,

Attached please find the press release "Henkel off to a good start", which we just distributed to the media.

With my very best regards,

Ernst Primosch

Press release

Operating profit up at all business sectors

Henkel off to a good start

In the first quarter of fiscal 2004, the Henkel Group increased both sales and operating profit after adjusting for foreign exchange. Net earnings for the quarter and earnings per share were significantly above previous year.

Henkel's full-year outlook for fiscal 2004 was confirmed. Henkel's acquisition of The Dial Corporation was completed on March 29, 2004.

"Henkel has had an encouraging start into the new fiscal year", said Ulrich Lehner, President and CEO. "With Dial and ARL we have markedly strengthened our U.S. businesses."

Düsseldorf – In the first quarter 2004, the Henkel Group increased **sales** by 4.8 percent **after adjusting for foreign exchange.** At 2.343 billion euros, **sales before adjustment** remained at the level of the prior-year quarter. As a globally operating company, Henkel is particularly affected by the so-called translation risk.

Operating profit (EBIT) was 8.6 percent above previous year after adjusting for foreign exchange. Before adjustment, operating profit rose by 4.5 percent to 175 million euros, with all business sectors contributing.

Return on sales (EBIT) increased by 0.3 points to 7.5 percent. **Return on capital employed (ROCE)** remained at 15.6 percent for the same period. An improvement in net interest expense resulted in a positive movement in the **financial items** line. The **tax rate** fell compared with prior-year's quarter from 34.5 percent to 30.6 percent.

Net earnings for the quarter after minority interests (2 million euros) were 10.4 percent above the prior year at 127 million euros. **Earnings per preferred share** increased by 7.2 percent from 0.83 euros to 0.89 euros.

Development of the Business Sectors

Sales of the **Laundry & Home Care** business sector were at the same level as the previous year after adjusting for foreign exchange. Before adjustment, sales fell by 3.8 percent to 750 million euros. Operating profit increased by 1.7 percent after adjusting for foreign exchange. At 69 million euros, the figure before adjustment matched prior year. Return on sales (EBIT) rose by 0.4 points to 9.2 percent. Return

on capital employed (ROCE) was 29.3 percent. Activities at Laundry & Home Care during the first quarter focused on numerous product optimizations and relaunches. The business sector expects for fiscal 2004, excluding The Dial Corporation, growth in operating profit in the high single-digit percentage range after adjusting for foreign exchange.

At the **Cosmetics/Toiletries** business sector, sales exceeded the prior-year figure by 5.6 percent after adjusting for foreign exchange, and before adjustment, sales rose by 2.6 percent to 503 million euros. Operating profit was 2.2 percent above prior year after adjusting for foreign exchange, and before adjustment it rose by 0.8 percent to 42 million euros. Return on sales (EBIT) fell 0.1 points to 8.5 percent. Return on capital employed (ROCE) was 18.0 percent. Main growth drivers of the Cosmetics/Toiletries business were the businesses with hair and skin care products. The business sector expects for fiscal 2004, excluding ARL and The Dial Corporation, an increase in operating profit in the double-digit percentage range after adjusting for foreign exchange.

The **Consumer and Craftsmen Adhesives** business sector increased sales significantly by 13.2 percent after adjusting for foreign exchange. Before adjustment, the increase was 7.6 percent to 343 million euros. Operating profit after adjusting for foreign exchange increased by 14.3 percent, and before adjustment by 11.6 percent to 37 million euros. Return on sales (EBIT) rose 0.4 points to 10.8 percent and return on capital employed (ROCE) was 19.3 percent. The acquisitions in Eastern Europe, Mexico and South Korea and especially organic growth of 4.5 percent contributed to the increase. For fiscal 2004, the Consumer and Craftsmen Adhesives business sector continues to expect a double-digit percentage growth in operating profit after adjusting for foreign exchange.

At the **Henkel Technologies** business sector, sales rose 7.4 percent after adjusting for foreign exchange. Before adjustment, the rise was 1.1 percent to 681 million euros. After adjusting for foreign exchange, operating profit improved by 31.6 percent. Before adjustment, it rose 21.8 percent to 55 million euros. Return on sales (EBIT) increased by 1.4 points to 8.2 percent. Return on capital employed (ROCE)

was 12.9 percent. The sales performance of Henkel Technologies was characterized by strong organic growth in all segments. For fiscal 2004, the Henkel Technologies business sector continues to expect a double-digit increase in operating profit after adjusting for foreign exchange.

Regional Developments

In the **Europe/Africa/Middle East** region, sales after adjusting for foreign exchange rose by 2.1 percent. Before adjustment, sales declined by 0.2 percent to 1,732 million euros. At 462 million euros, sales in Germany were 1.7 percent below the previous year due to continuing sluggish consumer demand. Only Henkel Technologies increased sales. In the other countries of the Europe/Africa/Middle East region, sales rose by 3.5 percent after adjusting for foreign exchange and by 0.4 percent before adjustment. Operating profit in the region as a whole improved by 1.2 percent after adjusting for foreign exchange. Before adjustment, it decreased by 0.5 percent. Sales in **North America** increased by 5.6 percent after adjusting for foreign exchange, with the Cosmetics/Toiletries business sector reporting particularly strong growth due to the acquisition of ARL. Before adjustment, sales decreased by 8.2 percent to 266 million euros. Operating profit almost doubled after adjusting for foreign exchange, due mainly to the outstanding performance of Henkel Technologies. Before adjustment, operating profit rose by 66.3 percent to 17 million euros. In **Latin America,** all business sectors had double-digit percentage improvements in sales. After adjusting for foreign exchange, sales in the region grew by 55.1 percent. Before adjustment, sales rose by 37.7 percent to 102 million euros. In contrast to the prior-year quarter, operating profit is now again balanced. In the **Asia-Pacific** region, sales were 16.9 percent above the prior-year level after adjusting for foreign exchange. At 177 million euros, the increase before adjustment was 8.5 percent. Operating profit continued to improve and is now only slightly negative.

Major Events

Following approval of the Henkel acquisition by the shareholders of The Dial

Corporation, the transaction was completed on March 29, 2004.

At the end of March and beginning of April 2004, the rating agencies Moody's and Standard & Poor's revised and reduced their long-term ratings for Henkel. However, both agencies confirmed Henkel's rating in the "A" category.

At the Annual General Meeting on April 19, 2004, a dividend of 1.14 euros per ordinary share and 1.20 euros per preferred share was approved.

Major Participations

Ecolab Inc., St. Paul, Minnesota, USA, in which Henkel has a 28.3 percent stake, reported sales for the first quarter 2004 of US$979 million, an increase of 12 percent compared with the previous year. Net earnings for the quarter increased disproportionately by 19 percent to US$66 million. The market value of this participation as of March 31, 2004, amounted to 1.7 billion euros at prevailing exchange rates.

The Clorox Company, Oakland, California, USA, in which Henkel has a 28.9 percent stake, will be releasing its quarterly results on May 6, 2004. The currency-converted market value of this participation on March 31, 2004, amounted to 2.5 billion euros.

Employees

As of March 31, 2004, the number of Henkel Group employees was 48,449. The percentage of personnel working outside Germany was unchanged at 77 percent.

Outlook

The Henkel Group continues to expect organic growth in sales for 2004 (after adjusting for foreign exchange and acquisitions/divestments) of 3 to 4 percent. The Consumer and Craftsmen Adhesives and Henkel Technologies business sectors are expected to contribute the lion's share of this increase. Operating profit (EBIT) is

expected to rise more than 10 percent after adjusting for foreign exchange.

Henkel continues to expect net earnings to undergo a significant increase. Earnings per share are expected to improve by around 10 percent. These figures do not include any effects that may arise from a possible share buy-back of Clorox and the acquisition of The Dial Corporation.

May 5, 2004

Contact:
Henkel Group
Corporate Communications
Ernst Primosch
Phone: +49-211-797-3533
Fax: +49-211-798-2484
email: press@henkel.com
press.henkel.com

Lars Witteck
Phone: +49-211-797-2606
Fax: +49-211-798-9208

More information about the Q1-figures are available at www.q.henkel.com

Pressemitteilung

We distributed this information to MC 1 - 3 world